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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                ----------------

                                RSA SECURITY INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                  7497 19 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                                Margaret K. Seif
              Senior Vice President, General Counsel and Secretary
                                RSA Security Inc.
                  36 Crosby Drive, Bedford, Massachusetts 01730
                                 (781) 301-5000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:

                             Hal J. Leibowitz, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                                ----------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                      Amount of filing fee(2)

$159,051,676                                  $31,811

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,143,042 shares of common stock of RSA Security Inc. having a weighted average exercise price of $26.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,811.    Filing party: RSA Security Inc.

Form or Registration No.: Schedule TO.  Date filed:  November 15, 2001.

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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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                             INTRODUCTORY STATEMENT

     This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 15, 2001 (the "Schedule TO"), reports the final results of RSA Security Inc.'s (the "Company") solicitation of requests from employees to exchange options (the "Options") outstanding under the Company's 1986 Stock Option Plan, 1994 Stock Option Plan--1998 Restatement, as amended (the "1998 Restatement Plan"), Amended and Restated 1998 Non-Officer Employee Stock Incentive Plan, as amended (the "Non-Officer Plan"), Xcert International, Inc. 1998 Equity Incentive Plan and Securix, Inc. 1996 Stock Option Plan to purchase shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the 1998 Restatement Plan and the Non-Officer Plan, upon the terms and subject to the conditions described in the document entitled "Offer to Exchange Outstanding Stock Options held by Employees of RSA Security Inc.", dated November 15, 2001 (the "Offer to Exchange"), as attached to the Schedule TO and the related documents filed as exhibits thereto.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The Offer to Exchange expired at 9:00 a.m., Eastern Standard Time, on December 17, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange Options to purchase an aggregate of 8,067,448 shares of the Company's Common Stock. The Company expects that it will issue on or about June 18, 2002, New Options to purchase approximately 4,840,469 shares of the Company's Common Stock in exchange for the Options surrendered in the offer.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.



                                     RSA SECURITY INC.

                                     /s/ Margaret K. Seif
                                     Margaret K. Seif
                                     Senior Vice President, General Counsel and
                                     Secretary

Date: December 17, 2001